October 3, 2018

Gregory Gorgas
CEO
Artelo Biosciences, Inc.
888 Prospect Street
Suite 210
La Jolla, CA 92037

       Re: Artelo Biosciences, Inc.
           Registration Statement on Form S-1
           Filed September 27, 2018
           File No. 333-227571

Dear Mr. Gorgas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products